UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 3, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                  Form 20-F                               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 3, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

For Immediate Release	April 3, 2013
13-8-TR

UNICEF Canada and Teck launch partnership
to save the lives of over 150,000 children in India

Delhi, India – UNICEF Canada and Teck Resources Limited (Teck) launched a new $5 million program today under the Zinc Alliance for Child Health (ZACH) that will save over 150,000 children’s lives in India. The program aims to scale up the use of zinc supplementation and oral rehydration salts (ORS) to treat diarrhea while strengthening health care systems across India.

More children under the age of five die in India than anywhere else in the world. One of the leading causes of these deaths is diarrhea. Currently, only 2 percent of Indian children have access to zinc and ORS, a cost effective and proven life-saving diarrhea treatment. A 10-day course of zinc tablets costs only 30 cents while a sachet of ORS costs 10 cents.

The new partnership will save 150,000 children’s lives over the course of the five year program, and 50,000 lives annually going forward, in Uttar Pradesh, Odisha and Madhya Pradesh alone – three states with the highest burden of childhood diarrhea in India through the provision of zinc and ORS.

“This new initiative exemplifies the considerable contributions corporate partnerships can make towards improving the lives of the world’s most vulnerable children. UNICEF’s partnership with Teck in India will provide strategic investments in proven interventions,” says UNICEF Canada’s President and CEO David Morley. “UNICEF first partnered with Teck in Nepal and Peru through the International Zinc Association and we are pleased to be strengthening this partnership.”

The program also aims to educate health workers and communities while strengthening the local supply chain to ensure zinc and ORS are accessible and that achievements made over the next five years are sustainable in the long term.

“In India, the number of children dying from diarrhea — an illness that can be treated with zinc and ORS — is particularly dire,” says Doug Horswill, Senior Vice President at Teck. “As one of the world’s largest producers of zinc, we have the ability and knowledge to help address this critical children’s health issue.”

The program also contributes to the Indian government’s commitment to reduce child deaths through the Call to Action for Child Survival: A Promise Renewed. The call to action was co-led by the governments of India, Ethiopia and the U.S. with UNICEF’s support. It is working to mobilize political leadership to end preventable child deaths through innovative and proven strategies worldwide.

The new $5 million program was officially announced at a special reception at the Canadian High Commission in Delhi, India today.

About UNICEF

UNICEF has saved more children’s lives than any other humanitarian organization. We work tirelessly to help children and their families, doing whatever it takes to ensure children survive. We provide children with healthcare and immunization, clean water, nutrition and food security, education, emergency relief and more.

UNICEF is supported entirely by voluntary donations and helps children regardless of race, religion or politics. As part of the UN, we are active in over 190 countries – more than any other organization. Our determination and our reach are unparalleled. Because nowhere is too far to go to help a child survive.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck´s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which we operate and at the global level. As one of the world´s largest producers of zinc, Teck is committed to raising awareness about, and helping solve the global health issue of zinc deficiency. Teck´s Zinc & Health program includes partnerships with UNICEF, Free The Children, the Micronutrient Initiative, the Government of Canada and other organizations. To learn more about Teck´s Zinc & Health program, visit www.zincsaveslives.com.

Teck is headquartered in Vancouver, Canada, and its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About ZACH

The Zinc Alliance for Child Health is a movement of Canadian organizations committed to accelerating the use of zinc and oral rehydration salts around the world to treat diarrhea, one of the leading killers of children.

For further information, contact:

Melanie Sharpe
UNICEF Canada
Office: 416-482-6552 ext. 8892 Cell: 416-871-7345
msharpe@unicef.ca

Chris Stannell
Teck
604-699-4368
chris.stannell@teck.com

For Immediate Release                                                                                     Date: April 3, 2013
13-9-TR

Teck’s Q1 2013 Financial Results and Investors’ Conference Call
April 23, 2013

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) will release its first quarter 2013 earnings results on Tuesday, April 23, 2013 before market open.

The company will hold an investor conference call to discuss the first quarter 2013 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Tuesday, April 23, 2013. The conference call dial-in is 416.340.2216 or toll free 866.226.1792, no pass code required. Media are invited to attend on a listen- only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.  The webcast will be archived at www.teck.com until July 22, 2013.

To listen to a post-call recording of the call, dial 905.694.9451 or toll free 800.408.3053 and enter access number 2365559 when prompted. The recording will be available from 2:00 p.m. Pacific time April 23, 2013 to 11:59 p.m. Pacific time May 21, 2013.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com